UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

 Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RED MOUNTAIN RESOURCES, INC.

 (Exact name of registrant as specified in its charter)

Texas (State of incorporation or organization)	27-1739487 (I.R.S. Employer Identification No.)

2515 McKinney Avenue, Suite 900 Dallas, Texas (Address of principal executive offices)	75201 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

10.0% Series A Cumulative Redeemable Preferred Stock

Warrants to purchase common stock

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed by Red Mountain Resources, Inc., a Texas corporation (the “Company”), which is the successor to Red Mountain Resources, Inc., a Florida corporation (“RMR FL”), to reflect the reverse stock split of RMR FL’s common stock at an exchange ratio of 1-for-10 and the merger of RMR FL with and into the Company effected for the purpose of changing RMR FL’s state of incorporation from Florida to Texas.

On January 31, 2014, RMR FL effected a reverse stock split of RMR FL’s common stock, par value $0.00001 per share (“RMR FL Common Stock”), at an exchange ratio of 1-for-10 (the “Reverse Stock Split”), together with a proportional reduction in the number of authorized shares of RMR FL Common Stock from 500.0 million shares to 50.0 million shares. The par value of RMR FL Common Stock did not change as a result of the Reverse Stock Split. A proportionate adjustment was made to the per share exercise price, the number of shares issuable upon the exercise of each warrant to purchase shares of RMR FL Common Stock and other pricing terms, all in accordance with the terms of the Warrant Agreement.

On January 31, 2014, RMR FL changed its state of incorporation from the State of Florida to the State of Texas by merging (the “Reincorporation”) with and into its wholly-owned subsidiary, the Company, pursuant to the terms of an Agreement and Plan of Merger, dated January 29, 2014, between RMR FL and the Company (the “Merger Agreement”) with the Company continuing as the surviving corporation. As a result, on January 31, 2014:

(i)	each issued and outstanding share of 10.0% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of RMR FL (the “RMR FL Preferred Stock”) was converted into one share of 10.0% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of the Company (the “Series A Preferred Stock”);

(ii)	each warrant (cumulatively, the “RMR FL Warrants”) to purchase RMR FL Common Stock was automatically converted into an equivalent warrant (cumulatively, the “Warrants”) to purchase the same number of shares of common stock of the Company upon the same terms; and

(iii)	holders of Series A Preferred Stock and Warrants are governed by the Texas Business Organizations Code and the certificate of formation and bylaws of the Company.

In accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Series A Preferred Stock of the Company and the Warrants were deemed to be registered under Section 12(g) of the Exchange Act as the successor to RMR FL.  The Company, as successor issuer to RMR FL, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act.  The shares of common stock of the Company continued to be quoted on the OTCQB under the symbol “RDMPD.” On March 3, 2014, the trading symbol will revert to “RDMP.”

In connection with the Reincorporation, the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2013 is hereby amended and restated as follows:

Item 1. Description of Registrant’s Securities to be Registered

As used under this item, references to “us,” “our” and “we” mean the Company and not its subsidiaries.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

General

Our certificate of formation provides us the authority to issue up to 50,000,000 shares of common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share. We may issue preferred stock from time to time in one or more classes or series, with such distinctive designations, rights and preferences as our board of directors may fix in the resolutions providing for the issuance of such class or series.

Our certificate of formation authorizes the issuance of up to 1,200,000 shares of 10.0% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of the Company (the “Series A Preferred Stock”) and creates and establishes the number and fixes the terms, preferences, or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of our Series A Preferred Stock.

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series A Preferred Stock is Broadridge Corporate Issuer Solutions, Inc. (the “Transfer Agent”). The principal business address for the Transfer Agent is 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103, and its telephone number is (855) 793-5068. Our certificate of formation provides that we will maintain an office or agency where shares of Series A Preferred Stock may be surrendered for payment (including redemption), registration of transfer or exchange.

Ranking

The Series A Preferred Stock will rank: (i) senior to all of our common stock and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as “Junior Stock;” (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as “Parity Stock;” (iii) junior to all other equity securities we issue, the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock), which we refer to as “Senior Stock;” and (iv) junior to all of our existing and future indebtedness.

Dividends

Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends under Texas law, cumulative cash dividends at the rate of 10.0% of the $25.00 per share liquidation preference per year (equivalent to $2.50 per year per share) (the “Dividend Rate”). Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (each, a “dividend payment date”); provided that if any dividend payment date is not a business day, as defined in our certificate of formation, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. A “dividend period” is the period commencing on the first day of each of January, April, July and October and ending on the day preceding the first day of the next succeeding dividend period, provided that any dividend period during which shares of Series A Preferred Stock shall be redeemed shall end on the day prior to the date of redemption. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period as prorated, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the last day of the applicable dividend period, whether or not a business day (each, a “dividend record date”).

No dividends on shares of Series A Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the payment thereof would be unlawful under the laws of the State of Texas.

Dividends on the Series A Preferred Stock will accrue regardless of whether (i) the terms of any of our agreements, including any documents governing our indebtedness, at any time prohibit the declaration, payment or setting apart for payment, or provide that any such action would constitute a breach or default; (ii) we have earnings or profits; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by our board of directors. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above.

Future distributions on our common stock and preferred stock, including the Series A Preferred Stock, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant.

Unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid in cash or declared and a sum of cash sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in shares of Junior Stock) shall be declared or paid or set aside for payment upon shares of Junior Stock or Parity Stock. In addition, any shares of Junior Stock or Parity Stock shall not be redeemed, purchased or otherwise acquired for any consideration (or any monies paid to or made available for a sinking fund for the redemption of any such shares) by us.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and Parity Stock, all dividends declared, paid or set apart for payment upon the Series A Preferred Stock and any Parity Stock shall be declared, paid or set apart for payment pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Parity Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Parity Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

Whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more full quarterly dividend periods, whether or not consecutive (such event a “Dividend Default”), the dividend rate specified shall be increased to the rate of 12.0% of the $25.00 per share stated liquidation preference per annum (equivalent to $3.00 per annum per share) (the “Default Rate”). This Default Rate shall remain in effect until we have paid accrued but unpaid dividends on the Series A Preferred Stock and timely paid the accrued dividends for the two subsequent quarterly dividend payment periods, at which time the dividend rate shall revert to the rate of 10.0% of the $25.00 per share stated liquidation preference per annum otherwise specified for the next occurring dividend payment period and shall remain at 10.0% until a subsequent Dividend Default shall occur.

Whenever a Financial Covenant Default (as defined herein) occurs, the dividend rate specified shall be increased to the Default Rate. For purposes hereof a “Financial Covenant Default” shall have occurred if we fail to comply with the Financial Covenant (as defined below). The Default Rate shall remain in effect until our Asset Coverage Ratio on two consecutive quarterly balance sheets (not including the balance sheet for the quarter in which the Financial Covenant Default occurs) is 2.0 or greater, at which time the dividend rate shall revert to the rate of 10.0% of the $25.00 per share stated liquidation preference per annum otherwise specified effective as of the day after the second balance sheet date and shall remain at 10.0% until a subsequent Financial Covenant Default shall occur.

Whenever a Listing Default (as defined herein) occurs, the dividend rate specified shall be increased to the Default Rate. For purposes hereof a “Listing Default” shall have occurred if, after the Series A Preferred Stock is listed for trading on the New York Stock Exchange, or the NYSE, the NYSE MKT LLC, or the NYSE MKT, or NASDAQ Stock Market, or NASDAQ, or listed or quoted on any comparable national securities exchange or national securities market (each, a “National Exchange”) we fail to maintain such listing for a period of 180 consecutive days. The Default Rate shall remain in effect until the Series A Preferred Stock is listed on a National Exchange, at which time the dividend rate shall revert to the rate of 10.0% of the $25.00 per share stated liquidation preference per annum otherwise specified for the next occurring dividend payment period and shall remain at 10.0% until a subsequent Listing Default shall occur.

Financial Covenant

We are required to have an Asset Coverage Ratio (as defined below) of 2-to-1 or greater as of the date of any issuance of additional debt (excluding any borrowings under our $100.0 million revolving credit facility with Independent Bank, as lender (the “Credit Facility”), or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock (the “Financial Covenant”). “Asset Coverage Ratio” means the ratio, determined on a consolidated basis, without duplication, in accordance with generally accepted accounting principles, of (a) total assets less goodwill, intellectual property and other intangible assets but excluding intangible drilling costs, divided by (b) the sum of total debt plus the aggregate liquidation preference of Series A Preferred Stock, Senior Stock and Parity Stock then outstanding, less cash, cash equivalents and marketable securities. The Asset Coverage Ratio shall be calculated based on our balance sheet for the most recent fiscal period then ended that has been filed with the Securities and Exchange Commission (the “SEC”) on a pro forma basis after giving effect to (i) the issuance of such additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock and (ii) the application of the proceeds from the issuance of such additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock. Notwithstanding the classification of the Series A Preferred Stock on our balance sheet, the Series A Preferred Stock shall not be deemed debt for purposes of the Asset Coverage Ratio.

For purposes of this determination, no shares of Series A Preferred Stock, if any, will be deemed to be outstanding for purposes of the computation of the Asset Coverage Ratio if, prior to or concurrently with such determination, sufficient funds to pay the full redemption price for such Series A Preferred Stock (or the portion thereof to be redeemed) will have been deposited in trust with the paying agent for such Series A Preferred Stock and the requisite notice of redemption for such Series A Preferred Stock (or the portion thereof to be redeemed) will have been given or other sufficient funds (in accordance with the terms of such Series A Preferred Stock) to pay the full redemption price for such Series A Preferred Stock (or the portion thereof to be redeemed) will have been segregated by us and the Transfer Agent from our assets, by means of appropriate identification on the Transfer Agent’s books and records or otherwise in accordance with the Transfer Agent’s normal procedures. In such event, the sufficient funds so deposited or segregated will not be included as our assets for purposes of the computation of the Asset Coverage Ratio.

Listing Covenant

In the event we fail to list the Series A Preferred Stock on a National Exchange prior to April 30, 2014, then the dividend rate specified shall be increased by one-half percent per calendar quarter, up to a rate not to exceed the Default Rate, until such listing occurs, at which time the dividend rate shall revert to the rate of 10.0% of the $25.00 per share stated liquidation preference per annum.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, then, before any distribution or payment shall be made to or set apart for the holders of any Junior Stock, the holders of Series A Preferred Stock shall be entitled to receive out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid thereon to and including the date of payment. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets or proceeds thereof are insufficient to pay in full the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all Senior Stock and Parity Stock, then after payment of the liquidating distribution on all outstanding Senior Stock, the holders of the Series A Preferred Stock and all other such classes or series of Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets.

For purposes hereof, none of (i) the consolidation or merger of us with one or more corporations or other entities, (ii) a sale, lease or transfer of all or substantially all of our assets, or (iii) a statutory share exchange shall be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of us (although such events may give rise to a “Change of Control” as described below).

Our certificate of formation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Preferred Stock.

Redemption

Mandatory Redemption. The Series A Preferred Stock will be subject to a mandatory redemption by the Company on July 15, 2018, for $25.00 per share, plus accrued and unpaid dividends.

Optional Redemption. On or after July 15, 2014, we may, at our option redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at the redemption prices (expressed as percentages of the liquidation preference) set forth in the following table plus accrued and unpaid dividends, if any:

Redemption Dates	Redemption Prices (expressed as percentage of liquidation preference)
July 15, 2014	105%
July 15, 2015	103%
July 15, 2016	100%

If we elect to redeem any shares of Series A Preferred Stock as described above, we may use any available cash legally available under Texas law to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Redemption Upon a Change of Control

Upon the occurrence of a Change of Control (as defined below), provided the terms and provisions of any agreement of ours, including agreements related to our indebtedness do not prohibit it, we will be required to redeem the Series A Preferred Stock within 120 days after the first date on which such Change of Control occurs, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends. If we redeem any shares of the Series A Preferred Stock as described in this paragraph, we may use any available cash legally available under Texas law to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following has occurred and is continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition) and (ii) following the closing of any transaction referred to in (i) above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on a National Exchange; provided, that a merger effected to change our jurisdiction of incorporation shall not be deemed a Change of Control.

Redemption Procedures

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series A Preferred Stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date, (ii) the number of shares of Series A Preferred Stock to be redeemed, (iii) the redemption price per share of Series A Preferred Stock, plus any accrued and unpaid dividends to but not including the date of redemption, (iv) the place or places where any certificates issued for Series A Preferred Stock other than through the DTC book-entry described below, are to be surrendered for payment of the redemption price, (v) that dividends on the Series A Preferred Stock will cease to accrue on such redemption date, and (vi) any other information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series A Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series A Preferred Stock to be redeemed from each such holder.

At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company as provided in our certificate of formation, in which case the notice to holders of the Series A Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for Series A Preferred Stock other than through the DTC book-entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of the Series A Preferred Stock at the end of one year after the redemption date will be returned to us by such bank or trust company. If we make such a deposit, shares of the Series A Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit and the term of office of any director elected by the Series A Preferred Stock shall immediately terminate.

All shares of Series A Preferred Stock issued and redeemed by us shall be restored to the status of undesignated, authorized shares of preferred stock.

If we redeem the Series A Preferred Stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Voting Rights

Except as indicated below or under Texas law, the holders of the Series A Preferred Stock will have no voting rights.

In the event of a Dividend Default or Listing Default, the number of directors then constituting our board of directors will be increased, and the holders of the Series A Preferred Stock, voting together as a single class with the holders of any other series of Parity Shares upon which like voting rights have been conferred and are exercisable (any such other series, the “voting preferred stock”), will have the right to elect two directors, in the case of a Dividend Default, or one director, in the case of a Listing Default, in addition to those directors then serving on the board of directors at an annual meeting of shareholders or a properly called special meeting of the holders of the Series A Preferred Stock and such voting preferred stock and at each subsequent annual meeting of shareholders until such right to elect directors shall cease, as described below. In no event will holders of the Series A Preferred Stock be entitled to elect more than two directors under the above default provisions, regardless of whether there is both a Dividend Default and a Listing Default.

After (i) we have paid all accrued but unpaid dividends on the Series A Preferred Stock, and timely paid in full the accrued dividends for the two subsequent quarterly dividend payment periods or (ii) any Listing Default is cured, as applicable, then the right of the holders of the Series A Preferred Stock to elect the additional directors will cease, the terms of office of the directors will forthwith terminate and the number of directors constituting our board of directors will be reduced accordingly. However, the right of the holders of the Series A Preferred Stock to elect additional directors will again vest if and whenever there is a subsequent Dividend Default or Listing Default, as described above.

The approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series A Preferred Stock, voting separately as a class, either at a meeting of shareholders or by written consent, is required in order:

(i)	to amend, alter or repeal any provisions of our certificate of formation or our bylaws if such change would affect materially and adversely the rights, preferences or voting powers of the holders of the Series A Preferred Stock;

(ii)	to effect a statutory share exchange that affects the Series A Preferred Stock, or to merge or consolidate with another entity, unless (x) we are the surviving entity and the Series A Preferred Stock remains outstanding with no material and adverse change to its terms, voting powers, preferences and rights, or (y) the resulting surviving entity or transferee entity is organized under the laws of any state and the Series A Preferred Stock is substituted or exchanged for other preferred equity or shares of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications and terms or conditions of redemption thereof substantially similar to that of a share of Series A Preferred Stock (except for changes that do not materially and adversely affect the Series A Preferred Stock); or

(iii)	to authorize, reclassify, create, issue or increase the authorized amount of any shares of any class or any security convertible or exchangeable for Senior Stock.

For purposes of the voting requirements in subsection (i) above, neither of the following shall be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Preferred Stock or voting preferred stock:

(i)	an amendment to the provisions of our certificate of formation so as to authorize or create, or to increase the authorized amount of, any Junior Stock or any Parity Stock, including additional shares of Series A Preferred Stock; or

(ii)	an amendment to the provisions of our certificate of formation to effectuate a reverse stock split.

The above voting rights of the Series A Preferred Stock will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding shares of Series A Preferred Stock are subject to a notice of redemption pursuant to the provisions described above under “—Redemption” and funds sufficient to pay the applicable redemption price, including accrued and unpaid dividends, for all of such shares of Series A Preferred Stock called for redemption have been deposited with a bank or trust company, as described under “—Redemption—Redemption Procedures.”

When the Series A Preferred Stock is entitled to vote, such shares are entitled to one vote per share. In any matter in which the Series A Preferred Stock may vote as a single class with any other series of our preferred stock (as described in the certificate of formation or as may be required by law), each share of Series A Preferred Stock shall be entitled to one vote per $25.00 of stated liquidation preference.

However, we may create additional series or classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock (including the Series A Preferred Stock) and Junior Stock and issue additional series of Parity Stock and Junior Stock without the consent of any holder of the Series A Preferred Stock.

No Exchange or Conversion Rights; No Sinking Fund

Shares of the Series A Preferred Stock are not exchangeable or convertible into any other class or series of our capital stock or other securities or property. The Series A Preferred Stock is not subject to the operation of a purchase, retirement or sinking fund.

No Preemptive Rights

Holders of the Series A Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will: (i) transmit by mail to all holders of Series A Preferred Stock, as their names and addresses appear in our record books, and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. We will mail the reports to the holders of Series A Preferred Stock within fifteen days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act, assuming we are a “non-accelerated” filer in accordance with the Exchange Act.

DESCRIPTION OF THE WARRANTS

Term

The warrants are exercisable beginning on the date of original issuance and ending on the earlier of (i) the date that is three years after the date of original issuance or (ii) the first Trading Day (as defined below) that is at least 30 days after the date that we notify the holders of warrants by filing a Current Report on Form 8-K with the SEC stating that our common stock has (A) achieved a 20 Trading Day VWAP (as defined below) of $15.00 per share (the “Trigger Price”) or more and (B) traded, in the aggregate, 300,000 shares (the “Trigger Volume”) or more over the same 20 consecutive Trading Days for which the 20 Trading Day VWAP was calculated. See “—Forced Conversion” below.

Exercise Price

Each warrant will be exercisable for the purchase of 2.5 shares of common stock at an exercise price of $10.00 per whole share, payable in U.S. dollars. The exercise price, number of shares issuable on exercise of the warrants, the Trigger Price and Trigger Volume are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock. However, the exercise price, number of shares issuable on exercise of the warrants, the Trigger Price and Trigger Volume will not be adjusted for any issuances of common stock or securities convertible into or exercisable for common stock at a price below the then current exercise price or Trigger Price of the warrants.

Exercisability

Subject to the limitations described below, holders may exercise the warrants beginning on the date of issuance and at any time during the applicable term of the warrant. The warrants will be exercisable, at the option of each holder, in whole or in part (but not as to fractional shares), by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would own more than 4.9% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding common stock after exercising the holder’s warrants up to 9.9% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, at our option, we will either (i) pay the holder an amount in cash equal to the fractional amount multiplied by the difference between the VWAP (as defined below) of our common stock on the Trading Day immediately preceding the date of exercise minus the exercise price or (ii) round up to the next whole share.

No warrants will be exercisable unless, at the time of exercise, there is either (i) an effective registration statement registering the issuance of the shares underlying those warrants to the holder and a prospectus relating to those shares is current or (ii) an exemption from registration is available and we have obtained an opinion of counsel to that effect.

Delivery of Shares

Upon the holder’s due exercise of a warrant, we will promptly, but in no event later than three trading days after the exercise date, issue and deliver, or cause to be issued and delivered, the shares of common stock issuable upon exercise of the warrant. In addition, we will, if the holder provides the necessary information to us, issue and deliver the shares electronically through The Depository Trust Company through its Deposit Withdrawal Agent Commission System or another established clearing corporation performing similar functions.

Cashless Exercise

If, at the time a holder exercises its warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the shares underlying the warrant to the holder, and an exemption from registration permitting cashless exercise of the warrant and the public resale of the underlying shares is available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may only exercise its warrant (either in whole or in part) on a cashless basis and receive upon such exercise the net number of shares of common stock determined according to a formula set forth in the warrant. Except in this limited circumstance, the warrants do not permit cashless exercise.

Forced Conversion

In the event our common stock achieves a 20 Trading Day VWAP of $15.00 per share or more and trades, in the aggregate, 300,000 shares or more over the same 20 consecutive Trading Days for which the 20 Trading Day VWAP is calculated, we will notify the holders of warrants by filing a current report on Form 8-K with the SEC. The warrants will expire and be of no further force or effect at 5:00 pm New York City time on the 30th day after the filing of the Form 8-K. In the event the 30th day after the filing of the Form 8-K is not a trading day, the warrants will expire at 5:00 pm New York City time on the first Trading Day that is at least 30 days after the filing of the Form 8-K.

“20 Trading Day VWAP” means over a period of 20 consecutive Trading Days, the average of the daily VWAP for each of such 20 Trading Days.

“Principal Market” means the principal securities exchange or securities market on which our common stock is then traded.

“Trading Day” means any day on which our common stock is traded on the Principal Market, provided that “Trading Day” shall not include any day on which the common stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the common stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

“VWAP” means, as of any date, the dollar volume-weighted average price of our common stock on the Principal Market during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of our common stock in the over-the-counter market on the electronic bulletin board for the common stock during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for our common stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for our common stock as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If VWAP cannot be calculated for our common stock on such date on any of the foregoing bases, the VWAP on such date shall be the fair market value as determined by an independent appraiser selected in good faith by us. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

Transferability

Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Fundamental Transactions

In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder shall have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event.

Right as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s separate ownership of shares of our common stock, the holders of the warrants will not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Warrant Agent

The warrants are issued in registered form under a warrant agreement between the Transfer Agent, as warrant agent, and us. The main address of the Transfer Agent is Broadridge Corporate Issuer Solutions, Inc., 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103.

Amendments

We and the warrant agent may amend the warrant agreement or the warrants without the consent of any holders for the purpose of, among other things, curing ambiguities or defective provisions, appointing a successor warrant agent, or amending the warrants in any manner that we deem necessary or desirable and that will not adversely affect the interests of the holders in any material respect. However, we may only add, change or eliminate provisions of the warrant agreement or modify the rights of the holders of warrants in any other respect with the consent of the holders of not fewer than a majority of the then unexercised warrants affected by such amendment. Any amendment that adversely affects the exercise rights of the holders in any material respect requires the consent of the holders of not fewer than two-thirds of the then unexercised warrants affected thereby.

ANTI-TAKEOVER EFFECTS OF TEXAS LAW AND

OUR CERTIFICATE OF FORMATION AND BYLAWS

Certain provisions of the Texas Business Organizations Code (as amended, the “TBOC”), our certificate of formation and bylaws may have an effect of delaying, deferring or preventing an attempted acquisition or change in control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Texas Antitakeover Statute

Sections 21.601 through 21.607 of the TBOC, known as the “Business Combination Law,” prevent us from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, during the three-year period immediately after the date such person became an affiliated shareholder, unless:

(i)	our board of directors approves the business combination or acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder; or

(ii)	not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates at a meeting of shareholders. Approval may not be by written consent.

Our Certificate of Formation and Bylaws

Our certificate of formation and bylaws include a number of provisions that may have an effect of delaying, deferring or preventing an attempted acquisition or change in control of the Company. These provisions include the following:

•	Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the election of directors, which require that notice of such shareholder proposals be timely given to our the Secretary. To be timely, (i) in the case of an annual meeting, notice must be received by our Secretary not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that if the annual meeting is called for a date that is more than 30 days earlier or more than 60 days after such anniversary date, notice by the shareholder to be timely must be received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company; and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Company.

•	Limitation on Ability of Shareholders to Call Special Meetings. Our certificate of formation provides that special meetings of shareholders may be called by one or more shareholders only if such shareholder(s) hold shares representing at least 25% of the voting power of the outstanding shares entitled to vote at the proposed special meeting.

•	Action by Written Consent of Shareholders. Our bylaws permit the shareholders to act by written consent, without a meeting, only if such consent is signed by the holder or holders of all the shares entitled to vote with respect to the action that is the subject of the consent.

•	Amendment of Bylaws. In addition to any vote of the holders of any class or series of capital stock of the Company required by law or by our certificate of formation (including any preferred stock designation), our certificate of formation requires the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, in order for the shareholders to adopt, amend, alter or repeal our bylaws.

Item 2. Exhibits

3.1	Certificate of Formation of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on February 4, 2014).

3.2	Bylaws of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.2	Form of 10.0% Series A Cumulative Redeemable Preferred Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.3	Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.4	Form of Warrant Agreement between the Company and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 8-A filed on July 24, 2013).
4.5	Amendment No. 1 to Warrant Agreement, effective as of January 31, 2014, between Broadridge Corporate Issuer Solutions, Inc. and Red Mountain Resources, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 4, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 20, 2014

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale Chief Executive Officer

EXHIBIT INDEX

3.1	Certificate of Formation of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
3.2	Bylaws of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.2	Form of 10.0% Series A Cumulative Redeemable Preferred Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.3	Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.4	Form of Warrant Agreement between the Company and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 8-A filed on July 24, 2013).
4.5	Amendment No. 1 to Warrant Agreement, effective as of January 31, 2014, between Broadridge Corporate Issuer Solutions, Inc. and Red Mountain Resources, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 4, 2014).